ASCENA RETAIL GROUP, INC.

933 MacArthur Boulevard

Mahwah, New Jersey 07430

July 8, 2015

VIA EDGAR

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-1004

Re:	Ascena Retail Group, Inc.
Registration Statement on Form S-4
File No. 333- 204984

Dear Mr. Reynolds:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Ascena Retail Group, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 5:00 p.m. Eastern Time on July 10, 2015, or as soon thereafter as practicable.

The Company acknowledges that:

(a) should the United States Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b) the action of the Commission or its Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

(c) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ASCENA RETAIL GROUP, INC.

By:	/s/ David Jaffe
Name:	David Jaffe
Title:	President and Chief Executive Officer